UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                               Amendment No.


                          TRUE NORTH ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89784T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89784T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,692,256*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,692,256*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  3,692,256
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.2%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  89784T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV II, Corp.
      26-0811267
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,692,256*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,692,256*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:  3,692,256
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.2%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  89784T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,692,256*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,692,256*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   3,692,256
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.2%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  89784T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,692,256*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,692,256*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   3,692,256
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.2%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No.  89784T101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        3,692,256*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   3,692,256*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:   3,692,256
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  5.2%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

Item 1(a).  Name of Issuer:  True North Energy Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2 Allen Center, 1200 Smith Street, 16th Floor, Houston, Texas 77002


Item 2(a).  Name of Person Filing:

            Valens Capital Management, LLC

     This Schedule 13G is also filed on behalf of Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Eugene Grin and David Grin. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. reported in this Schedule 13G. Information related to each of Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            c/o Valens Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, New York 10017

Item 2(c).  Citizenship:   Delaware

Item 2(d).  Title of Class of Securities:  Common Stock


Item 2(e).  CUSIP No.:  89784T101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:  3,692,256*

         (b) Percent of Class:  5.2%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          3,692,256*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      3,692,256*


Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7.  Identification  and  Classification  of  Subsidiary Which  Acquired the
         Securities:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.


Item 9.  Notice of Dissolution of Group:

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




-------------------
* Based on 69,076,449 shares of common stock, par value $0.001 per share (the "Shares"), of True North Energy Corporation, a Nevada corporation (the "Company"), outstanding as of March 3, 2008, as represented by the Company's Quarterly Report on Form 10-QSB for the quarterly period ended January 31, 2008. As of March 31, 2008, Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with Valens U.S., the "Investors"), collectively held (i) 1,739,130 Shares, (ii) a common stock purchase warrant (the "First September Warrant") to acquire 976,773 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments, and (iii) a common stock purchase warrant (the "Second September Warrant", and together with the First September Warrant, the "Warrants) to acquire 976,353 Shares, at an exercise price of $0.48 per Share, subject to certain adjustments. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation under the Warrants may be waived by the Investors upon 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default related to certain secured, non-convertible term notes of the Company held by the Investors (as defined in and pursuant to the terms of the applicable instrument). Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              April 7, 2008
                                              ----------------
                                              Date


                                              VALENS CAPITAL MANAGEMENT, LLC

                                              By:   /s/ David Grin
                                                 -------------------------------
                                                   David Grin
                                                   Authorized Signatory



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                   APPENDIX A



A. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:              335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


B. Name:                 Valens Offshore SPV II, Corp., a Delaware Corporation

   Address:              335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


C. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Place of
   Organization:         Delaware


D. Name:                 Eugene Grin

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Principal             Director of Laurus Master Fund, Ltd.
   Occupation:           Principal of Laurus Capital Management, LLC

   Citizenship:          United States


E. Name:                 David Grin

   Business Address:     335 Madison Avenue, 10th Floor
                         New York, New York 10017

   Principal             Director of Laurus Master Fund, Ltd.
   Occupation:           Principal of Laurus Capital Management, LLC

   Citizenship:          Israel

Each of Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.



Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
As investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    April 7, 2008



/s/ David Grin
-----------------------------------------
    David Grin, on his individual behalf
    April 7, 2008



/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, on his individual behalf
    April 7, 2008